Filed by Huntington Bancshares Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Sky Financial Group, Inc.
(Commission File No. 001-14473)

Huntington                                                                  Sky

                           A Value Added Combination
                                      ---
                         A Stronger Regional Presence

                               December 21, 2006

                                                                              1

Meeting Participants

                                  Huntington

Tom Hoaglin
-- Chairman, President and Chief Executive Officer

Don Kimble
-- Executive Vice President -- Chief Financial Officer

Jay Gould
-- Senior Vice President -- Investor Relations

                                      Sky

Marty Adams
-- Chairman, President and Chief Executive Officer

                                                                              2

Presentation Overview

o    Why this transaction?

o    A value added combination

o    A stronger regional presence

o    Organizational structure

o    Low execution risk

o    Appendix

                                                                              3

Why This Transaction?

A Huntington Perspective
------------------------

o Fits our M&A philosophy and pricing parameters
        --      Creates shareholder value
        --      Improves market share in existing markets
        --      Expands into new markets with significant market shares
        --      Increases customer convenience
        --      Compatible cultures of local decision-making and focus on
                customer service excellence

A Sky Financial Perspective
---------------------------

o Provides attractive shareholder returns
        --      Receive an immediate premium
        --      Will also participate in value created by the merger

o Enhances customer convenience and gives access to a broader array of products and services

o Retains local management

o Compatible cultures

                                                                              4

Attractive Shareholder Benefits (1)

o Immediately accretive (excluding merger-related charges)

                         GAAP EPS        Cash EPS
                         --------        --------
         2007 (2)        $0.01 / 0.5%    $0.06 / 3.0%
         2008            $0.09 / 4.5%    $0.18 / 8.8%

o 10%+ accretive on incremental shares

o 16% Internal rate of return
        --      Based on HBAN's existing P/E of 13.0 X

o NPV of synergies exceeds premium paid

o Reasonably priced

(1)     See slides 25 -- 28 in the appendix for details and assumptions
(2)     Assumes July 2007 close

                                                                              5

Transaction Summary

Transaction value:       $3.6 billion (90% Stock / 10% Cash)

Consideration:           1.098 shares + $3.023 cash for each share
                         of SKYF

Per share value:         $30.22 (includes cash payment)

HBAN shares issued:      130 million

Transaction structure:   Stock portion: tax-free exchange
                         Cash payment: taxable

Due diligence:           Completed

Cost savings estimate:   $115 million pre-tax
                         25% of SKYF base / 8% of combined base

Restructuring charge:    $200 million pre-tax

Required approvals:      Regulatory; HBAN & SKYF shareholders

Anticipated closing:     July 2007

Termination fee:         $125 million

                                                                              6

Transaction Pricing

                                 HBAN /                          Midwest /
                                 SKYF(1)         Nationwide(2)   Northeast(3)
                                 -------         -------------   ------------

1-week premium to shareholders   23%             23%             28%

Price / current year EPS (4)     16.2X           17.0X           15.7X

Price / book value               1.90X           2.60X           2.51X

Price / tangible book value      3.38X           3.78X           3.78X

Core deposit premium (5)         24%             31%             27%

(1) SKYF is pro forma for recent acquisitions.
(2) Nationwide comparable transactions defined as select bank and thrift transactions since 1/1/04 with a deal value between $1 bn and $11 bn.
(3) Midwest / Northeast comparable transactions defined as select bank and thrift transactions since 1/1/04 with a deal value between $1 bn and $11 bn for targets located in Midwest and Northeast regions.
(4) SKYF's 2006 mean EPS estimate of Wall Street analysts per Thomson Financial.
(5) Represents total deposits less CDs >$100K and other deposits deemed non-core

                                                                              7

Attractive Financial Benefits (1)

- **Improves net interest margin**
  - Raises loan yields
  - Lowers deposit costs

		HBAN	Pro Forma	Change
Loan yield (2)	3Q06	6.96 %	7.22 %	0.26 %
Deposit rate (3)	3Q06	3.14	3.10	(0.04)
Net interest margin (4)	3Q06	3.22	3.39	0.17

- **Improves efficiency ratio**

		HBAN	Pro Forma	Change
Efficiency ratio (5)	3Q06	57.8 %	54.1 %	(3.7) %

- **New retail and commercial insurance agency line of business**
- **Maintains strong capital levels**
  - Leverage ratio exceeds 7%
  - Tangible equity ratio approximately 6% pro forma in Year 1
- **Diversifies loan portfolio**

(1) Based on 3Q06 results excluding any purchase accounting adjustments
(2) See slide 29 in appendix
(3) See slide 30 in appendix; includes non-interest bearing deposits
(4) See slide 31 in appendix; represents SKYF pro forma 3Q06 NIM of 3.49% + 16 bp improvement from announced investment portfolio restructuring
(5) Pro forma includes pro-rata estimate of targeted $115 MM of expense saves

8

A Better-Balanced Franchise (1)

Loan Composition

Deposit Composition

(1) 3Q06 average balances
(2) Pro forma: reported 3Q06 amounts adjusted for subsequent acquisitions
(3) Includes non-interest bearing deposits

                                                                              9

A Stronger Regional Presence

--------------------------------
Pro Forma Deposits - Top 11 MSAs
--------------------------------

MSA                      Rank    BOs    Deposits   Share
---                      ----    ---    --------   -----
Columbus                 1       81     $8,625     28.1%
Cleveland                5       78     3,330      5.2
Indianapolis             3       63     2,624      10.6
Detroit                  8       42     2,297      2.6
Toledo                   1       56     2,258      24.9
Pittsburgh               7       46     1,845      3.0
Youngstown               1       40     1,777      21.5
Cincinnati               5       37     1,546      3.8
E. Liverpool-Salem       1       15     1,261      57.9
Canton-Massillon         1       28     1,238      24.3
Grand Rapids             3       23     1,216      10.3

BOs = Banking offices

Source: SNL Financial, company presentations and filings. FDIC deposit data as of June 30, 2006; excludes the impact of any banking office closings

                                                                             10

A Stronger Regional Presence

Strengthens Ohio Franchise
--------------------------

o #3 deposit market share               -----------------------------------
                                                     Pro Forma
o #1 in banking offices                 -----------------------------------
                                                            ($B)    BOs
o 819 ATMs                                                  ----    ---
        --      573 Huntington          1   National City   $30.9   409
        --      246 Sky Financial       2   Fifth Third     25.9    389
                                        -----------------------------------

x Leverages technology expertise

                                        -----------------------------------
                                        3   KeyCorp         22.8    225
                                        4   HBAN            16.3    228
                                        5   JPM Chase       15.6    281
                                        6   U.S. Bancorp    14.2    353
                                        7   SKYF            8.6     221
                                        8   RBS Group       8.3     177
                                        9   First Merit     7.1     156
                                        10  Third FS&LA     4.9     26
                                        -----------------------------------

                                                                             11

A Stronger Regional Presence

Strengthens Indianapolis Franchise

- **#3 deposit market share**
- **#3 in banking offices**
- **120 ATMs**
  - 70 Huntington
  - 50 Sky Financial

Pro Forma

		($B)	BOs
1	JPM Chase	$5.8	75
2	National City	4.6	74
	HBAN / SKYF	**2.6**	**63**
3	Fifth Third	2.4	50
4	**SKYF**	**2.0**	**44**
5	First Indiana	1.5	30
6	KeyCorp	0.9	24
7	Regions Fin'l	0.9	28
8	NB Indianapolis	0.8	9
9	**HBAN**	**0.6**	**19**
10	Lincoln Bancorp	0.5	14

12

A Stronger Regional Presence

	Offices (1)		Market Share (2)	
	Now	Pro Forma	Now	Pro Forma
Strengthens Existing Markets				
• #1 – Columbus	67	81	27%	28%
• #5 – Cleveland	47	78	4	5
• #1 – Toledo	20	56	11	25
• #1 – Canton-Massillon	16	28	15	24
• #6 – Akron	13	28	4	8
• #6 – Dayton	11	15	5	6
Expands Into New Markets				
• #7 – Pittsburgh	--	46	--	3
• #1 – Youngstown	--	40	--	22
• #1 – E. Liverpool-Salem	--	15	--	58

(1) Excludes impact of any banking office closings

(2) June 2006 FDIC data

13

Organizational Structure

Board Composition
-----------------
                         Current                 Post-merger
                         -------                 -----------
  Huntington               11                      10
  Sky Financial            14                      5

Primary Officers
----------------
  Tom Hoaglin              Chairman & CEO
  Marty Adams              President & COO

Succession Plan
---------------
  Marty Adams              To be appointed President & CEO on, or before,
                           December 31, 2009
  Tom Hoaglin              To remain Chairman until early 2011

Other Appointments
------------------
  Selected the best

                                                                             14

Organizational Structure

Tom Hoaglin – Chairman & CEO

Lines of Business

Regional Banking – Marty Adams, President & COO (S)

Dealer Sales – Nick Stanutz (H)

Private Financial & Capital Markets Group – Dan Benhase (H)

- Huntington Investment Company – Rob Comfort (H)
- Huntington Capital
- Trust
  - Personal – Bruce Ross (H)
    - NE Ohio – John Gulas (S)
  - Institutional – Nancy Kelly (H)
- Private Banking – Andy Livingston (H)
- Investment Management – Randy Bateman (H)

Support

Finance – Don Kimble, CFO (H)

- Controller – Tom Reed (H)
- Investor Relations – Jay Gould (H)
- Regional Banking – Kevin Thompson (S)

Risk Management – Jim Nelson (H)

- Chief Credit Officer – Dick Witherow (H)

Human Resources – Melinda Ackerman (H)

Legal – Richard Cheap (H)

Government Affairs – Barbara Benham (H)

Merger Integration

Phil Clinard (S)

Milt Baughman (H)

Internal Audit – Eric Sutphin (H)

15

Organizational Structure

Marty Adams – President & COO

Regional Banking

Group President – Jim Dunlap (H)
- W Michigan – Jim Dunlap (H)
- E Michigan – Rebecca Smith (H)
- NW Ohio – Sharon Speyer (S)
- W Pennsylvania – Stephen Sant (S)

Group President – Mike Prescott (H)
- SW Ohio – Mike Prescott (H)
- West Virginia – Mike Comer (H)
- Ohio Valley – Jayson Zatta (S)
- Western Reserve – Rick Hull (S)

Group President – Gary Small (S)
- Cleveland – Jerry Kelsheimer (H)
- Mahoning Valley – Frank Hierro (S)
- Pittsburgh – Vincent Locher (S)
- Indiana – Mike Newbold (S)

Group President – Mary Navarro (H)
- Central Ohio Region – Jim Kunk (H)
- Marketing – Kim Ravenda (H)
- Home Lending – Jim Baron (H)
- Business Banking – Jeff Rosen (H)
- Product Management
- Commercial / Retail
- Channels
  - Call centers
  - ATMs
  - Internet
- Distribution Planning

Insurance – Jerry Batt (S)

Senior Lender – Mike Cross (H)
- Frank Koch (S)

Sales – Perry Atwood – (S)

Operations & Technology – TBD

16

Low Execution / Integration Risk

o Significant due diligence completed
o Retention and familiarity of local management
o Key appointments already decided
o Similar business model
  -- Local decision making
  -- Focus on service excellence
o Common cultures
o Low credit risk
o Conservative cost saves
o Manageable integration risk
  -- Experienced teams
  -- Single bank charter
  -- Single technology platform
o Fits our M&A philosophy

                                                                             17

Basis of Presentation

Use of Pro Forma data
---------------------
This presentation contains Pro Forma financial measures where management believes it to be helpful in understanding how the proposed merger with Sky
Financial Group will impact Huntington's results of operations or financial position. The data represent actual reported information as of September 30,
2006 for both organizations, combined arithmetically, with no adjustments for purchase accounting made, unless otherwise noted. The data for Sky Financial
Group also include Union Federal Bank reported information on a similar pro forma basis, as this transaction was completed by Sky Financial Group subsequent to September 30, 2006.

Use of non-GAAP financial measures
----------------------------------
This presentation contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding
Huntington's results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the current quarter earnings press release, this presentation, or in the
Quarterly Financial Review supplement to the current Earnings Press Release, which can be found on Huntington's website at huntington-ir.com.

Annualized data
---------------
Certain returns, yields, performance ratios, or growth rates for a quarter are
"annualized" in this presentation to represent an annual time period. This is done for analytical and decision -making purposes to better discern underlying performance trends when compared to full-year or year-over-year amounts. For example, loan growth rates are most often expressed in terms of an annual rate like 8%. As such, a 2% growth rate for a quarter would represent an annualized
8% growth rate.

Fully taxable equivalent interest income and net interest margin
----------------------------------------------------------------
Income from tax-exempt earnings assets is increased by an amount equivalent to the taxes that would have been paid if this income had been taxable at statutory rates. This adjustment puts all earning assets, most notably tax-exempt municipal securities and certain lease assets, on a common basis that facilitates comparison of results to results of competitors.

Earnings per share equivalent data
----------------------------------
Significant and/or one-time income or expense items may be expressed on a per common share basis. This is done for analytical and decision -making purposes to better discern underlying trends in total corporate earnings per share performance excluding the impact of such items. Investors may also find this information helpful in their evaluation of the company's financial performance against published earnings per share consensus amounts, which typically exclude the impact of significant and/or one-time items. Earnings per share equivalents are usually calculated by applying a 35% effective tax rate to a pre-tax amount to derive an after-tax amount which is divided by the average shares outstanding during the respective reporting period. Occasionally, when the item involves special tax treatment, the after-tax amount is separately disclosed, with this then being the amount used to calculate the earnings per share equivalent.

Rounding
--------
Please note that columns of data in the following slides may not add due to rounding.

NM or nm
--------
Percent changes of 100% or more are shown as "nm" or "not meaningful" . Such large percent changes typically reflect the impact of one-time items within the measured periods. Since the primary purpose of showing a percent change is for discerning underlying performance trends, such large percent changes are
"not meaningful" for this purpose.

                                                                             18

Forward Looking Statements

This presentation contains certain forward -looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Sky Financial Group, which are subject to numerous assumptions, risks, and uncertainties.

Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and
Sky Financial Group may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule;
Huntington and/or Sky Financial Group's stockholders may not approve the merger; changes in economic conditions; movements in interest rates;
competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington's 2005 Annual Report on Form 10-K, Sky
Financial Group's 2005 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Sky Financial Group with the Securities and Exchange
Commission.

All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Sky
Financial Group assume any obligation to update any forward -looking statement.

                                                                             19

Additional Information About the Merger and Where to Find It

Huntington and Sky Financial Group will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial Group, at the Securities and Exchange
Commission's internet site (http://www. sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange
Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High
Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or

Sky Financial Group, 221 South Church Street, Bowling Green, Ohio, 43402. The
final proxy statement / prospectus will be mailed to stockholders of Huntington and Sky Financial Group.

Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

The directors and executive officers of Huntington and Sky Financial Group and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington's directors and executive officers is available in its proxy statement filed with the SEC by Huntington on March 8, 2006. Information regarding Sky Financial Group's directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial Group on February 23, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

                                                                             20

                           A Value Added Combination
                                      ---
                         A Stronger Regional Presence

                                                                             21

                                   Appendix

                                                                             22

Fits Our M&A Philosophy (1)

x Adds to shareholder value from the start
x Builds market share in existing markets
x Enters new markets with high market shares
x Enriches deposit mix... higher relative DDA
x Similar business model... decentralized decision making
x Similar focus on service excellence
x Retains local management
x Similar core values / culture
x Revenue opportunities... leverage product and service capabilities
x Leverages technology expertise

                                                                             23
(1) As outlined in 9/27/06 analyst day presentation

Fits Our M&A Discipline Parameters (1)

x Use of realistic cost savings assumptions
  o Within footprint
  o Ability to leverage existing Huntington infrastructure
x The present value of synergies exceeds the premium paid to SKYF shareholders
x GAAP accretive in 2007
  o Excludes one time merger charges
  o Includes impact of intangible amortization
x Significant GAAP accretion for second year and beyond
  o Long-term accretion of 10%+ on incremental shares issued

(1) As outlined in 9/27/06 analyst day presentation
                                                                             24

Accretion Analysis – Pro forma

($ in millions, except per share data)	2007	2008
Net Income:		
Huntington	$441	$458
Sky Financial	117	251
Pro Forma Net Income	$558	$710
Adjustments (after-tax):		
Cost Synergies	$29	$81
Acquisition Cost of Cash	(6)	(12)
Net Core Deposit Intangible Amortization	(11)	(22)
Secondary Cash Effects	(1)	(1)
Adjusted Net Income	$569	$756
Common Shares Issued	130	130
Pro Forma Diluted Shares Outstanding	302	363
HBAN projected GAAP EPS [1]	*$1.87*	*$1.99*
Pro Forma combined GAAP EPS	*$1.88*	*$2.08*
Accretion / Dilution (%)	*0.5%*	*4.5%*
HBAN projected Cash EPS	*$1.90*	*$2.02*
Pro Forma combined Cash EPS	*$1.96*	*$2.20*
Accretion / Dilution (%)	*3.0%*	*8.8%*

1. Mean of Wall Street estimates per Thomson Financial.

25

Accretion Analysis ~ Pro forma

Key Assumptions

o       SKYF core deposits: $10.7 B
        - Core deposit intangible: $319.5 MM (3.0% of core deposits)
        - Amortization method: 10 Yr SOYD

o       Cost saves: $115 million pre-tax
        - 25% of SKYF~s $460 MM expense base
        - Phase in: 37.5% in 2007, 100% in 2008 and thereafter

o       Pre-tax restructuring charge: $200 MM

o       SKYF 2007 EPS and 2008 EPS: $2.00 and $2.14, respectively

o       HBAN 2007 EPS and 2008 EPS; $1.87 and $1.99, respectively
        - Stand alone fully-diluted shares: 235.7 MM in 2007 and 230.2  MM in 2008
        - Pro forma fully-diluted shares: 302.3 MM in 2007 and 363.4  MM in 2008

                                                                             26

Internal Rate of Return

($ in millions)	**Transaction Closing**	**2007**	**2008**	**2009**	**2010**	**2011**
Aggregate deal value	($3,584)					
Cash restructuring costs	(144)					
Sky Financial cash income		$125	$265	$281	$298	$316
Cost saves		29	81	84	88	91
Secondary cash effects		(0)	0	(1)	(4)	(8)
Required growth capital [(1)]	(0)	(20)	(40)	(42)	(43)	(44)
Terminal multiple (13.0x)	0	0	0	0	0	5,368
Incremental cash flows	**($3,729)**	**$134**	**$306**	**$323**	**$338**	**$5,723**

Estimated IRR	**16.0 %**

1. *Based on tangible common equity ratio of 6.50%.*

Assumptions:

- SKYF long-term EPS annual growth rate: 7.0%
- SKYF asset growth rate per annum: 3.5%

27

Pro Forma Deposit Market Share (1)

($MM)	Huntington				Sky Financial				Pro Forma			
	Rank	BOs	Deposits	Share	Rank	BOs	Deposits	Share	Rank	BOs	Deposits	Share
Ohio	4	228	$16,278	7.8%	7	221	$8,620	4.1%	3	449	$24,898	11.9%
Michigan	9	119	5,143	3.4	93	5	125	0.1	9	124	5,268	3.5
Indiana	23	25	798	0.9	9	44	2,016	2.3	5	69	2,815	3.2
Pennsylvania	--	--	--	--	17	66	2,552	1.1	17	66	2,552	1.1
West Virginia	6	31	1,549	6.2	61	3	76	0.3	6	34	1,625	6.6
Kentucky	28	14	444	0.7	--	--	--	--	28	14	444	0.7
Columbus	1	67	$8,302	27.0%	15	14	$ 323	1.1%	1	81	$8,625	28.1%
Cleveland	8	47	2,370	3.7	13	31	960	1.5	5	78	3,330	5.2
Indianapolis	9	19	617	2.5	4	44	2,007	8.0	3	63	2,624	10.6
Detroit	8	42	2,297	2.6	--	--	--	--	8	42	2,297	2.6
Toledo	4	20	969	10.7	3	36	1,289	14.2	1	56	2,258	24.9
Pittsburgh	--	--	--	--	7	46	1,845	3.0	7	46	1,845	3.0
Youngstown	--	--	--	--	1	40	1,777	21.5	1	40	1,777	21.5
Cincinnati	5	36	1,532	3.8	75	1	14	0.0	5	37	1,546	3.8
E. Liverpool-Salem	--	--	--	--	1	15	1,261	57.9	1	15	1,261	57.9
Canton-Massillon	2	16	783	15.4	6	12	455	8.9	1	28	1,238	24.3
Grand Rapids	3	23	1,216	10.3	--	--	--	--	3	23	1,216	10.3
Akron	8	13	447	4.2	8	15	427	4.0	6	28	874	8.2
Dayton	6	11	468	4.6	11	4	129	1.3	6	15	597	5.9

(1) June 2006 FDIC data; excludes impact of any banking office closings

BOs = Banking offices

28

Loan Portfolio Composition (1)

Loans and Leases - avg.

2006 Third Quarter

(in millions)

	HBAN		SKYF *		Pro-forma	
Middle market commercial & industrial	$ 5,591	21 %	$ 3,082	24 %	$ 8,673	22 %
Middle market commercial real estate	3,917	15	4,556	36	8,473	22
Small business C&I and CRE	2,531	10	527	4	3,058	8
Total commercial	12,039	46	8,165	65	20,204	52
Automobile loans and leases	4,055	15	442	3	4,497	12
Home equity	5,041	19	2,049	16	7,090	18
Residential mortgage	4,748	18	1,737	14	6,485	17
Other loans	430	2	264	2	694	2
Total consumer	14,274	54	4,492	35	18,766	48
Total loans and leases	$ 26,313	100 %	$ 12,657	100 %	$ 38,970	100 %
Average yield	6.96%		7.77%		7.22%	

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

29

Deposit Mix (1)

Deposits - avg.

2006 Third Quarter

(in millions)

	HBAN			SKYF *			Pro-forma		
Demand deposits - non-interest bearing	$ 3,509	14		$ 1,895	14		$ 5,404	14	
Demand deposits - interest bearing	7,858	32		627	5		8,485	22	
Savings and other domestic time deposits	2,923	12		3,688	28		6,611	17	
Core certificates of deposit	5,334	22		4,367	33		9,701	26	
Total core deposits	19,624	80		10,577	80		30,201	80	
Other domestic time deposits of $100,000 or more	1,141	5		1,569	12		2,710	7	
Brokered deposits and negotiable CDs	3,307	13		1,059	8		4,366	12	
Foreign time deposits	521	2		-	-		521	1	
Total deposits	$ 24,593	100	%	$ 13,205	100	%	$ 37,798	100	%
Average rate	3.66%			3.53%			3.62%		
Average rate including non-interest bearing	3.14%			3.03%			3.10%		

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

30

Earning Assets & Funding Mix (1)

Earning Assets - avg.

2006 Third Quarter

(in millions)

	HBAN		SKYF *		Pro-forma	
Loans and leases	$ 26,313	82 %	$ 12,657	76 %	$ 38,970	80 %
Investment securities	4,945	15	3,624	22	8,569	18
Other	712	2	483	3	1,195	2
Total earning assets	$ 31,970	100 %	$ 16,764	100 %	$ 48,734	100 %
Average yield	6.73%		6.94%		6.80%	

Interest Bearing Liabilities - avg.

	HBAN		SKYF *		Pro-forma	
Interest bearing deposits	$ 21,084	75 %	$ 11,310	78 %	$ 32,394	76 %
Short-term borrowings	1,660	6	850	6	2,510	6
Federal Home Loan Bank advances	1,349	5	1,657	11	3,006	7
Subordinated notes and other long-term debt	3,921	14	602	4	4,523	11
Total interest bearing liabilities	$ 28,014	100 %	$ 14,419	100 %	$ 42,433	100 %
Average rate	4.02%		3.92%		3.99%	

	HBAN	SKYF *	Pro-forma
Net Interest Margin	3.22%	3.49%	3.34% (2)

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

(2) 3.39% including 16 bp improvement from SKYF's announced investment portfolio restructuring

31

Financial Performance Summary [(1)]

	Third Quarter 2006			First 9 Months 2006		
	HBAN	SKYF *	Pro-forma	HBAN	SKYF *	Pro-forma
(in thousands)						
Net interest income	$ 255,313	$ 146,692	**$ 402,005**	$ 761,188	$ 449,858	**$ 1,211,046**
Provision for credit losses	14,162	8,805	**22,967**	49,447	28,193	**77,640**
Total non-interest income	$ 97,910	$ 43,787	**$ 141,697**	$ 420,463	$ 198,489	**$ 618,952**
Total non-interest expense	$ 242,430	$ 120,589	**$ 363,019**	$ 733,204	$ 386,690	**$ 1,119,894**
Income before income taxes	$ 96,631	$ 61,085	**$ 157,716**	$ 399,000	$ 233,464	**$ 632,464**
Net interest margin [(2)]	3.22	3.34%	**3.34**	3.29	3.58	**3.39**
Efficiency ratio [(3)]	57.8	55.2	**54.1**	58.1	57.6	**53.4**
Revenue - fully taxable equivalent (FTE)						
Net interest income	$ 255,313	$ 146,692	**$ 402,005**	$ 761,188	$ 449,858	**$ 1,211,046**
FTE adjustment [(2)]	4,090	766	**4,856**	11,910	2,286	**14,196**
Net interest income [(2)]	259,403	147,458	**406,861**	773,098	452,144	**1,225,242**
Non-interest income	97,910	43,787	**141,697**	420,463	198,489	**618,952**
Total revenue [(2)]	$ 357,313	$ 191,245	**$ 548,558**	$ 1,193,561	$ 650,633	**$ 1,844,194**

(1) Excluding any purchase accounting adjustments
(2) On a FTE basis assuming a 35% tax rate.
(3) (NIE-amort. intang.)/(Total FTE revenue- sec.gains) with pro-forma amounts including pro-rata estimate of targeted $115MM of expense saves.

32

Non-interest Income Detail (1)

Third Quarter 2006

(in thousands)	HBAN		SKYF *		Pro-forma	
Service charges on deposit accounts	$ 48,718	50 %	$ 25,953	59 %	$ 74,671	53 %
Trust services	22,490	23	5,835	13	28,325	20
Brokerage and insurance income	14,697	15	15,156	35	29,853	21
Bank owned life insurance income	12,125	12	1,585	4	13,710	10
Other service charges and fees	12,989	13	9,334	21	22,323	16
Mortgage banking	(2,166)	(2)	(20,507)	(47)	(22,673)	(16)
Securities gains (losses)	(57,332)	(59)	36	0	(57,296)	(40)
Gain on sale of automobile loans	863	1	-	-	863	1
Other	36,946	38	6,395	15	43,341	31
Sub-total before automobile operating lease income	89,330	91	43,787	100	133,117	94
Automobile operating lease income	8,580	9	-	-	8,580	6
Total non-interest income	$ 97,910	100 %	$ 43,787	100 %	$ 141,697	100 %

First 9 Months 2006

(in thousands)	HBAN		SKYF *		Pro-forma	
Service charges on deposit accounts	$ 137,165	33 %	$ 76,647	39 %	$ 213,812	35 %
Trust services	66,444	16	17,728	9	84,172	14
Brokerage and insurance income	44,235	11	50,828	26	95,063	15
Bank owned life insurance income	32,971	8	4,702	2	37,673	6
Other service charges and fees	37,570	9	26,851	14	64,421	10
Mortgage banking	36,021	9	(8,325)	(4)	27,696	4
Securities gains (losses)	(57,387)	(14)	(4,456)	(2)	(61,843)	(10)
Gain on sale of automobile loans	1,843	0	-	-	1,843	0
Other	83,830	20	34,514	17	118,344	19
Sub-total before automobile operating lease income	382,692	91	198,489	100	581,181	94
Automobile operating lease income	37,771	9	-	-	37,771	6
Total non-interest income	$ 420,463	100 %	$ 198,489	100 %	$ 618,952	100 %

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

33

Non-interest Expense Detail (1)

Third Quarter 2006

(in thousands)	HBAN		SKYF *		Pro-forma	
Personnel costs	$ 133,823	55 %	$ 67,139	56 %	$ 200,962	55 %
Net occupancy	18,109	7	11,587	10	29,696	8
Outside data processing and other services	18,664	8	3,456	3	22,120	6
Equipment	17,249	7	5,721	5	22,970	6
Professional services	6,438	3	2,390	2	8,828	2
Marketing	7,846	3	4,910	4	12,756	4
Telecommunications	4,818	2	2,201	2	7,019	2
Printing and supplies	3,416	1	1,405	1	4,821	1
Amortization of intangibles	2,902	1	3,728	3	6,630	2
Merger, integration and restructuring	442	0	941	1	1,383	0
Other	22,735	9	17,111	14	39,846	11
Sub-total before automobile operating lease expense	236,442	98	120,589	100	357,031	98
Automobile operating lease expense	5,988	2	-	-	5,988	2
Total non-interest expense	$ 242,430	100 %	$ 120,589	100 %	$ 363,019	100 %

First 9 Months 2006

(in thousands)	HBAN		SKYF *		Pro-forma	
Personnel costs	$ 403,284	55 %	$ 216,437	56 %	$ 619,721	55 %
Net occupancy	54,002	7	39,041	10	93,043	8
Outside data processing and other services	58,084	8	10,429	3	68,513	6
Equipment	51,761	7	17,721	5	69,482	6
Professional services	18,095	2	7,162	2	25,257	2
Marketing	25,521	3	14,585	4	40,106	4
Telecommunications	14,633	2	6,327	2	20,960	2
Printing and supplies	10,254	1	4,333	1	14,587	1
Amortization of intangibles	6,969	1	11,413	3	18,382	2
Merger, integration and restructuring	4,092	1	1,485	0	5,577	0
Other	59,192	8	57,757	15	116,949	10
Sub-total before automobile operating lease expense	705,887	96	386,690	100	1,092,577	98
Automobile operating lease expense	27,317	4	-	-	27,317	2
Total non-interest expense	$ 733,204	100 %	$ 386,690	100 %	$ 1,119,894	100 %

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

34

Credit Quality (1)

(in thousands)

NPLs/NPAs

	HBAN		SKYF *		Pro-forma	
	September 30, 2006					
Non-performing loans and leases (NPLs)	$ 129,312		$ 148,542		$ 277,854	
Other real estate owned (OREO)	41,900		18,139		60,039	
Non-performing assets (NPAs)	$ 171,212		$ 166,681		337,893	
NPLs percent of total loans and leases	0.49	%	1.18	%	0.71	%
NPAs percent of total loans and leases + OREO	0.65		1.32		0.87	

ALLL/ACL

	HBAN		SKYF *		Pro-forma	
Allowance for loan and lease losses (ALLL)	$ 280,152		$ 173,381		$ 453,533	
Allowance for unfunder loan commitments (AULC)	39,302		522		39,824	
Allowance for credit losses (ACL)	$ 319,454		$ 173,903		493,357	
ALLL percent of:						
Total loans and leases	1.06	%	1.37	%	1.16	%
NPLs	217		117		163	
NPAs	164		104		134	
ACL percent of:						
Total loans and leases	1.21	%	1.38	%	1.27	%
NPLs	247		117		178	
NPAs	187		104		146	

Net Charge-offs (NCOs)

	HBAN		SKYF *		Pro-forma	
	Third Quarter 2006					
Net charge-offs (NCOs)	$ 21,239		$ 11,488		$ 32,727	
NCO annualized percentages	0.32	%	0.36	%	0.34	%
	First 9 Months of 2006					
Net charge-offs (NCOs)	$ 59,406		$ 35,698		$ 95,104	
NCO annualized percentages	0.31	%	0.37	%	0.33	%

* Reported 3Q06 amounts adjusted for subsequent acquisitions

(1) Excluding any purchase accounting adjustments

35